UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2003

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


                   Suite 600 - 200 Burrard Street, Vancouver,
                            British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes   [_]                     No      [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TECK COMINCO LIMITED
                                          (Registrant)



Date:    June 13, 2003                    By:   /s/ KAREN L. DUNFEE
                                              ---------------------------------
                                                 Karen L. Dunfee
                                                 Corporate Secretary

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                                                            [LOGO - TECKCOMINCO]
                                                   -----------------------------
                                                           EXTERNAL NEWS RELEASE
                                                                        03-11-TC

FOR IMMEDIATE RELEASE:     June 12, 2003



                         TECK COMINCO DIRECTOR APPOINTED

Vancouver, B.C. -- On behalf of the Board of Directors, Dr. Norman B. Keevil, Chairman of the Board of Teck Cominco Limited, is pleased to announce the appointment of Chris Thompson to the Board of Directors, effective June 4, 2003..

Mr. Thompson is the Chairman and past Chief Executive Officer of Gold Fields Limited, one of the world's largest producers of precious metals.

Teck Cominco Limited is a diversified mining and metals company, headquartered in Vancouver, Canada with assets totaling approximately $5 billion. Shares are listed on The Toronto Stock Exchange under the symbols TEK.A and TEK.B. The company is a world leader in the production of zinc and metallurgical coal and its mining operations also produce significant quantities of copper and gold. The company is the managing partner of the Elk Valley Coal Partnership, in which it holds a 41% ownership interest. In total, the company owns, or has interests in thirteen mines and two refinery operations. Further information can be found at www.teckcominco.com."
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                                     - 30 -

CONTACT:   Tom Merinsky
           Director, Investor Relations
           (604) 685-3007


                              TECK COMINCO LIMITED
                  200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        -TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com